1030 W. Canton Ave., Suite 100	Winter Park FL 32789

Telephone: 407-333-7440	www.ruthschris.com

August 27, 2013

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N. E. Mail Stop 3561

Washington D.C., 20549

Re:          Ruth’s Hospitality Group, Inc.

Form 10-K for the Year Ended December 30, 2012

Filed March 13, 2013

File No. 000-51485

Dear Ms. Cvrkel:

We are responding to the letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Ruth’s Hospitality Group, Inc. (the “Company” or “RHGI”) dated July 30, 2013, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 30, 2012. We understand the importance of providing accurate, full and transparent filings and appreciate the Staff’s comments in an effort to improve our filings. For ease of review, we repeat the Staff’s comments below in boldface, and the Company’s response follows directly below each Staff comment.

Please note that certain confidential information contained in this letter was omitted by means of redacting a portion of the text. The word “[Redacted]” has been inserted in place of the omitted portions. Copies of this letter containing the redacted portions have been filed separately with the Commission subject to a confidential treatment request pursuant to Rule 83 of the Commission’s Rules on Information and Requests (17 CFR § 200.83). The Company requests that the redacted portions be maintained in confidence, not be made part of any public record and not be disclosed to any person (other than the Staff) as they contain confidential information, disclosure of which could cause the Company competitive harm.

As requested in the Staff’s comment letter, the Company hereby acknowledges the following:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing;
●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 20

1.

We note your discussion of the factors that are responsible for the fluctuations in the income statement line items. Please note that where more than one reason or factor is contributing to the change (or lack thereof) of an individual line item, we would expect you to quantify each significant factor contributing to the change. Please confirm your understanding and revise your filings accordingly.

The Company acknowledges the Staff’s comment and will expand its disclosure in future filings to quantify the significant factors contributing to the fluctuations in the income statement line items. While helpful to the reader, we believe the requested changes would not materially change the reader’s understanding of our results of operations and do not warrant amending our prior filings.

Below are examples of revised management discussion and analysis disclosures, which provide additional quantification of factors contributing to changes in restaurant sales and food and beverage costs. We envision that we will include similar quantification with respect to other factors that contribute to the fluctuations in income statement line items where appropriate in future filings.

Fiscal Year 2012 Compared to Fiscal Year 2011

Restaurant Sales. Restaurant sales increased $27.4 million, or 7.7%, to $381.0 million in fiscal year 2012. Fiscal year 2012 had 53 weeks and fiscal year 2011 had 52 weeks. The 53rd week contributed $9.0 million to fiscal year 2012 sales.

Ruth’s Chris Steak House sales increased $23.8 million, or 8.6%, to $300.9 million in fiscal year 2012. The 53rd week contributed $7.5 million to fiscal year 2012 sales. New locations increased fiscal year 2012 sales by $2.1 million. On a 52-week basis, comparable restaurant sales increased $14.2 million, or 5.2%. The 5.2% increase in comparable restaurant sales was driven by an increase in the number of entrées of 2.8% and an increase in average check of 2.3%.

Mitchell’s Fish Market sales increased $3.3 million, or 4.9%, to $70.3 million in fiscal year 2012. The 53rd week contributed $1.6 million to the increase. On a 52-week basis, comparable restaurant sales increased $1.7 million, or 2.5%. The 2.5% increase in comparable restaurant sales was driven by increase in the number of entrées of 3.4% and a decrease in average check of 0.8%.

Sales at Mitchell’s / Cameron’s Steakhouses aggregated $9.8 million during fiscal year 2012 compared to $9.5 million in fiscal year 2011.

Food and Beverage Costs. Food and beverage costs increased $11.5 million, or 10.4%, to $121.0 million in fiscal year 2012. The increase in food and beverage costs included a $6.2 million increase driven by an increase in entrées sold. The remainder of the increase is primarily due to higher beef prices, which resulted in an increase in food costs per entrée sold. As a percentage of restaurant sales, food and beverage costs increased to 31.8% in fiscal year 2012 from 31.0% in fiscal year 2011.

Note 2. Summary of Significant Accounting Policies (v) Segment Reporting, Page F-11

2.

We note from the disclosure included in Note 2 that due primarily to similar products to similar customers, dining industry and economic characteristics resulting in similar long-term expected financial performance characteristics, you report the operations of Ruth’s Chris Steak House, Mitchell’s Fish Market and Cameron’s Steakhouse restaurant concepts on an aggregated basis and do not report separately segment information. However, based on the discussion included in the Business section beginning on page 2, it appears that the Ruth’s Chris Steak House operations provide a more premium dining experience to its customers as indicated by the average check at such operations of $73 during 2012 as compared to $32 for Mitchell’s Fish Market. Given the more premium nature of the dining experience provided at the Ruth’s Chris Steak House operations as evidenced by the higher average guest checks during 2012, please explain in further detail why you believe that the operations of Ruth’s Chris Steak House operations are economically similar to those of the Mitchell’s Fish Market and Cameron’s Steakhouse operations and can therefore be aggregated for segment reporting purposes pursuant to the guidance in ASC 280-10-50-11. As part of your response, please also tell us the average margins that have been generated by each of these operating segments during the periods presented in the Company’s financial statements and provide us with your analysis for which you determined that the restaurant concepts are economically similar, including the measure for which your CODM uses to review operating performance and resource allocation.

We evaluate our operating and reportable segments for financial statement purposes in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 280 (ASC 280).

Reportable Segments

ASC 280-10-50-10 identifies operating segments that should have information reported separately.

“A public entity shall report separately information about each operating segment that meets both of the following criteria:

a.	Has been identified in accordance with paragraphs 280-10-50-1 and 280-10-50-3 and 50-9 or results from aggregating two or more of those segments in accordance with the following paragraph
b.	Exceeds the quantitative thresholds in paragraph 280-10-50-12.”

As noted in Note 2(v) of our Form 10-K, we have identified each of our three concepts (Ruth’s Chris Steak House, Mitchell’s Fish Market and Cameron’s Steakhouse) as operating segments as defined in ASC 280-10-50. Following is our analysis from which we determined that the criteria under ASC 280-10-50-11 were met for aggregating our concepts into a single reporting segment. The Cameron’s Steakhouse brand does not meet any of the quantitative thresholds in ASC 280-10-50-12. Its reported revenue, profit and assets are less than 10% of the respective measures for all operating segments.

Aggregation Criteria

ASC 280-10-50-11 lists the criteria for aggregating operating segments into a single reportable segment.

“Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. For example, similar long-term average gross margins for two operating segments would be expected if their economic characteristics were similar. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of Topic 280, if the segments have similar economic characteristics and if the segments are similar in all of the following aggregation criteria:

a.	The nature of products and services
b.	The nature of the production processes
c.	The type or class of customer
d.	The methods used to distribute their products or provide their services
e.	If applicable, the regulatory environment.”

The Objective and Basic Principles of ASC 280

Ruth’s Hospitality Group, Inc. is a restaurant company operating the Ruth’s Chris Steak House, Mitchell’s Fish Market and Cameron’s Steakhouse concepts within the full-service restaurant industry segment. The full-service industry segment is generally described as including establishments that provide food services to patrons, who order and are served while seated and pay after eating. The full-service restaurant segment is a broad classification that includes both casual and upscale dining establishments. Each of our three concepts is more narrowly focused on the upscale dining segment.1 The common elements found at our concepts that are consistent with the upscale dining segment include: a premium menu with high-quality food offerings and an extensive beverage list, excellent guest service provided by highly trained and experienced wait staffs and a sophisticated, yet welcoming atmosphere.

While each of our concepts provides different menu offerings, our commitment to providing the highest quality food to exacting standards and excellent service is prevalent in all three brands. Our high standards for food quality and guest service are executed companywide in large part due to shared culinary, purchasing, marketing, financial, IT and training support services. These common services among our brands allow best practices to be implemented, resulting in a better guest experience and improved operating results. In 2013, we have several initiatives underway aimed at leveraging best practices in upscale dining among our brands. These initiatives include the migration of our information systems to one common platform, the implementation of a common gift card program and a focus on corporate private dining events at Mitchell’s Fish Market in an effort to duplicate successes of corporate private dining events at Ruth’s Chris Steak House and Cameron’s Steakhouse.

We acknowledge the Staff’s observation that there is a higher average guest check at our Ruth’s Chris Steak House brand compared to our other brands. The check average variance between our brands is due in large part to the different menus offered at our brands, primarily the featured entrees. Seafood is the primary entree sold at Mitchell’s Fish Market, and has a much lower cost and menu price compared to prime beef which is the primary entree sold at Ruth’s Chris Steak House. When comparing similar menu items between Ruth’s Chris Steak House and Mitchell’s Fish Market, the prices are more closely aligned. Despite the variety of menu offerings and pricing among our brands, we expect them to have similar future economic prospects. Profitability will differ from year to year due to pricing, the efficiency of our operations, marketing, consumer preference, commodity prices, and the health of the economy, among many other factors, but we expect to leverage our expertise in the upscale dining segment to deliver similar economic performance among our concepts over the long-term.

As stated in ASC 280-10-1, the objective of ASC 280 is to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates to help users of financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole. We believe the similarities in our concepts, including our expectation for similar long-term economic performance, support the aggregation of our concepts into one reportable segment consistent with the objective and basic principles of ASC 280.

Similar Economic Characteristics

The Ruth’s Chris Steak House concept was initially developed by Ruth Fertel, who founded our Company in 1965. We acquired Mitchell’s Fish Market in 2008. Ruth’s Chris Steak House is a premier national brand with a nearly 50-year reputation for high quality food and service. Likewise, Mitchell’s has an outstanding reputation and is a premier regional brand featuring top quality food and service in restaurants located primarily in the Midwest and Florida. Like many restaurant companies, our brands are made up of a collection of individual locations with varying geographical and facility profiles. The profitability of a particular brand is highly dependent on the mix of locations within that brand and the ability of each location to leverage the fixed costs that are inherent in the restaurant business. While profitable, Mitchell’s has historically not been as profitable as Ruth’s Chris Steak House. However, as discussed below, we are taking actions designed to improve the profitability of Mitchell’s.

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1 See Exhibit A for restaurant industry research reports from Jefferies and Piper Jaffray presenting both Ruth’s Chris Steak House and Mitchell’s Fish Market in the fine/upscale dining segment.

We originally acquired Mitchell’s Fish Market because it complements the Ruth’s Chris Steak House brand, and we saw an opportunity to apply our expertise in upscale dining to improve Mitchell’s margins to be similar to Ruth’s Chris margins in the same geographic area, and potentially grow Mitchell’s into a national brand. The integration and profitability improvement that was planned when Mitchell’s was acquired in 2008 was delayed due to the economic downturn, and resulting decline in restaurant sales, affecting all of our concepts. The economic downturn shifted the Company’s focus to raising capital, renegotiating our credit agreement and a major restructuring effort to lower the Company’s consolidated overhead and fixed costs. In between the Mitchell’s acquisition and early 2012, the Company also replaced its entire executive team, including the Mitchell’s brand President in 2012. With our new executive team in place and the improvement of general economic conditions, we have re-focused our efforts on improving Mitchell’s profitability. This is evident by the attached presentation made to our Board of Directors outlining our plan to improve Mitchell’s profitability, and our $2 million 2013 investment in information system infrastructure, which is expected to contribute to lower Mitchell’s food and labor costs.

The implementation guidance in ASC 280-10-55-7A states the following:

“Paragraph 280-10-50-11 states that operating segments are considered to be similar if they can be expected to have essentially the same future prospects. Therefore, the similarity of the economic characteristics should be evaluated based on future prospects and not necessarily on the current indicators only. In other words, if the segments do not currently have similar gross margins and sales trends, but the economic characteristics and the other five criteria are met and the segments are again expected to have similar long-term average gross margins and sales trends, the segments may be aggregated.”

Our concepts are managed as separate operating segments and the results are regularly reviewed by our chief operating decision makers (“CODMs”), which consist of our Chief Executive Officer, our Chief Operating Officers for each brand, our Chief Financial Officer and our Chief Branding Officer. Restaurant Operating Income (“ROI”) is the primary measure used by our CODMs to evaluate the economic performance of our operating segments. ROI is a pre-tax measure that includes revenue, cost of goods sold, labor, rent expense and other operating expenses under the control of brand management. ROI excludes non-cash items like depreciation, amortization and gift card breakage; non-recurring items like impairment losses; and items that would require an allocation among multiple concepts such as general and administrative costs and marketing. We believe ROI provides a relevant measure of economic performance in our evaluation of whether our operating segments may be aggregated into one reporting segment under ASC 280.

As discussed below, the Mitchell’s profit margins have historically lagged behind the Ruth’s Chris Steak House margins. Following is a table of the total net restaurant sales, total restaurant operating income, total return on sales, average sales per unit, net sales range per unit and return on sales range per unit for Ruth’s Chris Steak House and Mitchell’s Fish Market during the periods presented in our fiscal year 2012 financial statements. All dollar amounts referred to herein are in thousands.

The margin difference is attributable in large part to five sub-performing Mitchell’s restaurants, which are referred to as Tier 3 restaurants. Our Tier 3 restaurants all have a combination of low sales, high fixed costs and low margins caused by suboptimal locations and lease terms that were inherited when we purchased Mitchell’s. The margin differences narrow substantially when the fourteen Mitchell’s Tier 1 and 2 restaurants are compared to Ruth’s Chris Steak House restaurants. We are now implementing action-oriented plans to substantially improve the Mitchell’s profit margins – especially the Tier 3 Mitchell’s margins. While any financial projection is subject to uncertainty, we believe that over time the Mitchell’s profitability margins will improve and become more aligned with the Ruth’s Chris Steak House margins.2

As evidenced by the October 2012 Board of Directors presentation attached hereto as Exhibit B, our CODMs expect that the Mitchell’s Fish Market brand will improve margins over the long-term to more closely align with the profitability of Ruth’s Chris Steak House in similar markets. In addition to the aforementioned initiatives addressing information systems, gift cards and corporate private dining, we have redesigned the Mitchell’s Fish Market menu to increase the return on our food and beverage sales and to increase the labor efficiency around our food preparation. Many of the improvements we’re implementing at Mitchell’s Fish Market come from our experiences operating Ruth’s Chris Steak House.

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2 While we aim to improve the financial performance both of our major brands over time, we believe that there is more opportunity for relative improvement of the Mitchell’s margins.

Our assessment of the Mitchell’s margins follows:

●	[Redacted]
●	[Redacted]
●	[Redacted]
●	[Redacted]
●	[Redacted]

Our CODMs’ process for making investments in new Company-owned restaurants also supports the expectation that our concepts will have similar future economic prospects. When a potential new site is identified, we perform an analysis to project the profitability and return on investment for the prospective restaurant. If our analysis does not project a profitability level and a return on investment that exceeds our minimum standards, then the potential new restaurant site is abandoned. Every potential new restaurant site is evaluated with the same process and criteria. A potential new Mitchell’s Fish Market restaurant must meet the same minimum profitability and return on investment criteria as a potential new Ruth’s Chris Steak House restaurant.

Nature of Products and Services and Production Processes

All of our brands have products, services and production processes of a similar nature. All brands use high-quality food (primarily steak and seafood), have a highly trained workforce focused on providing a guest experience consistent with the standards of upscale dining, and operate in similar facilities designed to serve upscale dining consumers. Our concepts share common purchasing and culinary support services ensuring a consistent quality among our brands. Additionally, we will soon utilize the same information systems across all of our brands.

Type and Class of Customer

Despite being classified as upscale dining establishments, we believe all of our concepts have broad guest appeal. We define our core customer categories among all concepts as special occasion, corporate business and regular customers. Our concepts use common initiatives and marketing strategies to target these core customers, including private dining initiatives, promotions to increase guest frequency and prix fixe value offerings.

Below is a summary of a recent target audience study showing similar customer profiles for Ruth’s Chris Steak House and Mitchell’s Fish Market based on age, income, education and marital status.

Methods Used to Distribute Products and Services

All of our concepts distribute our products and services using similar facilities and workforces consistent with the standards of upscale dining.

Nature of the Regulatory Environment

The Company’s three brands are regulated by the same federal, state and local government laws and regulations applicable to the food service industry including public health and safety, alcoholic beverage and retail licenses and permits, human resource matters, information security and federal, state and local taxes.

Quantitative Thresholds

As stated previously, the Cameron’s Steakhouse brand does not meet any of the quantitative thresholds in ASC 280-10-50-12. Its reported revenue, profit and assets are less than 10% of the respective measures for all operating segments.

Conclusion

Consistent with the objective of ASC 280, we believe our analysis shows that our operating segments engage in similar business activities and economic environments, for which our CODMs expect similar economic results. Accordingly, we believe we meet the criteria of ASC 280-10-11 and it is appropriate to aggregate our operating segments into one reportable segment in the presentation of our financial statements.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions about our responses, please contact me at (407) 829-3434.

Sincerely,

/s/ Arne G. Haak

Arne G. Haak

Executive Vice President and Chief Financial

Officer of Ruth’s Hospitality Group, Inc.

Exhibit A – Excerpts from Jefferies and Piper Jaffray restaurant industry research reports [Redacted]

Exhibit B – Excerpts from October 2012 RHGI Board of Directors Presentation [Redacted]